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SEC FILE NUMBER
8-7072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:



OFFICIAL USE ONLY
FIRM ID. NO.

FIRST COMMAND FINANCIAL PLANNING, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FirstComm Plaza
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Morrison (817) 731 - 8621
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600	Dallas	Texas	75201-6778
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael F. Morrison, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Command Financial Planning, Inc., as of and for the year ended September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



SANDRA K RISHEL
Notary Public, State of Texas
My Commission Expires
April 23, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operation.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

First Command Financial Planning, Inc.

(SEC I.D. No. 8-7072)

Financial Statements and Supplemental Schedules
as of and for the Year Ended September 30, 2010,
and Independent Auditors' Report



This report is deeme[illegible]rdance with Rule 17 a-5(e)(3)
under the Securities Exchange Act of 1934. A statement of financial condition
and supplemental report on internal control, bound separately, has been filed
with the Securities and Exchange Commission simultaneously herewith as a
PUBLIC DOCUMENT.

FIRST COMMAND FINANCIAL PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 12,057,029
MARKETABLE SECURITIES — At fair value	5,797,711
COMMISSIONS AND FEES RECEIVABLE	15,275,529
ACCOUNTS RECEIVABLE, PREPAID EXPENSES, AND OTHER	1,128,607
PROPERTY, EQUIPMENT, AND SOFTWARE — Net of accumulated depreciation and amortization of $6,960,022	163,041
TOTAL	$ 34,421,917

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued bonuses payable	$ 1,581,022
Accrued commissions payable	5,287,007
Accounts payable — Parent company	4,390,795
Account payable — affiliate	323,136
Other accrued liabilities	1,125,602
Total liabilities	12,707,562
STOCKHOLDER'S EQUITY:	
Common stock:	
Class A — voting, par value $.02 per share; authorized 750,000 shares; outstanding 99,200 shares (102,300 issued, less 3,100 held in treasury)	2,046
Class B — non-voting, par value $.02 per share; authorized 750,000 shares; outstanding 43,534 shares (46,368 issued, less 2,834 held in treasury)	927
Additional paid-in capital	116,805
Retained earnings	21,594,696
Treasury stock — at cost	(119)
Total stockholder's equity	21,714,355
TOTAL	$ 34,421,917

See notes to financial statements.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
NOV 24 2010
WASH, D.C.
SECTION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
First Command Financial Planning, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by First Command Financial Planning, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. First Command Financial Planning, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounts payable sub-ledger noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010, through review of reconciliations between the respective Form X-17A-5, the FOCUS reports and the general ledger for the applicable period, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referred to above in items 2 and 3 supporting the revenue amounts and adjustments noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 24, 2010